U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

________________________________________________________________________________
1.   Name and Address of Reporting Person*

     Exploration Capital Partners 2000 Limited
     Partnership
--------------------------------------------------------------------------------
   (Last)                            (First)              (Middle)

     c/o Global Resource Investments Ltd.

     7770 El Camino Real

--------------------------------------------------------------------------------
                                    (Street)

     Carlsbad                CA              92009
--------------------------------------------------------------------------------
     (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

     April 26, 2002
________________________________________________________________________________
3.   IRS or Social Security Number of Reporting Person (Voluntary)

     88-0384205
________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

     Vista Gold Corp. (VGZ)
________________________________________________________________________________
5.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)

     N/A
________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [_]  Form Filed by One Reporting Person

     [X]  Form Filed by More than One Reporting Person

================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v).



                                                                          (Over)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

Debentures (1)           4/26/02    3/18/07         Common Shares (1)      44,912,280    $.0513 (1)     D
                                                                           common shares

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:

(1) The issuance of the underlying securities into which the Debentures are convertible was approved at the Issuer's Annual and Special General Meeting (of Shareholders) held on April 26, 2002. The Debentures are convertible into units (the "Debenture Units") at a price of $.0513 per Debenture Unit, each consisting of one Common Share and one 5-year purchase warrant exercisable to purchase one Common Share at an exercise price of $.075 per share.

                           Exploration Capital Partners 2000 Limited Partnership

                           By: Resource Capital Investment Corp.
                                  General Partner

                           By: /s/ Arthur Richards Rule
                               -----------------------------------
                               Arthur Richards Rule, President

                                                               May 2, 2002
                                                               ----------------
                                                               Date

----------

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                             Joint Filer Information

Name:                Resource Capital Investment Corp.

Address:             c/o Global Resource Investments Ltd.
                     7770 El Camino Real
                     Carlsbad, CA 92009

Designated Filer:    Exploration Capital Partners 2000 Limited Partnership

Issuer and Ticker
   Symbol:           Vista Gold Corp. (VGZ)

Date of Event
Requiring Statement: 4/26/02

Signature:           Resource Capital Investment Corp.


                     By:  /s/ Arthur Richards Rule
                          ---------------------------------------
                          Arthur Richards Rule, President


Additional Explanation of Responses:

Resource Capital Investment Corp. is the general partner of the Reporting
Person.